Exhibit 8.1

Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, P.L.C.	666 grand Avenue, Suite 2000 Ruan Center, Des Moines, IA 50309

May 31, 2007	direct phone: 515-242-2416 direct fax: 515-323-8516 email: carey@brownwinick.com

Board of Directors

Akron Riverview Corn Processors, LLC

4808 F Avenue

Marcus, Iowa 51035

Re:          2007 Registration Statement on Form SB-2; Tax Matters

Dear Directors:

As counsel for Akron Riverview Corn Processors, LLC (the “Company”), we furnish the following opinion in connection with the proposed issuance by the Company of up to 100,000 class B limited liability company membership interests (the “Units”).

We have acted as legal counsel to the Company in connection with its offering of the Units.  As such, we have participated in the preparation and filing with the Securities and Exchange Commission under the Securities Act of 1933 of a Form SB-2 Registration Statement dated March 22, 2007 relating to that offering (the “Registration Statement”).

You have requested our opinion as to matters of federal tax law that are described in the Registration Statement.  We are assuming that the offering will be consummated and that the operations of the Company will be conducted in a manner consistent with that described in the Registration Statement.  We have examined the Registration Statement and such other documents as we have deemed necessary to render our opinion expressed below.

Based on the foregoing, all statements relating to the Company’s classification as a partnership for federal income tax purposes and the taxation of investors on their allocable share of the Company’s income, gains, losses and deductions recognized by the Company without regard to cash distributions as described in the section heading, “Federal Income Tax Consequences of Owning Our Units” in the Registration Statement constitute our opinion.  That section of the

Registration Statement is a description of the material federal income tax consequences that are expected to arise from the ownership and disposition of Units, insofar as it relates to matters of law and legal conclusions.  That section is the opinion of counsel on all material federal income tax consequences to prospective Unit holders of the ownership and disposition of Units.

Our opinion extends only to matters of law and, with limited exceptions, the discussion relates only to individual citizens and residents of the United States and has limited applicability to corporations, trusts, estates or nonresident aliens.  The opinion expressed herein shall be effective as of the date of effectiveness of the Company’s Registration Statement.  The opinion set forth herein is based upon known facts and existing law and regulations, all of which are subject to change prospectively and retroactively.  We assume no obligation to revise or supplement such opinions as to future changes of law or fact.

An opinion of legal counsel represents an expression of legal counsel’s professional judgment regarding the subject matter of the opinion.  It is neither a guarantee of the indicated result nor is it an undertaking to defend the indicated result should it be challenged by the Internal Revenue Service.  This opinion is in no way binding on the Internal Revenue Service or on any court of law.

We consent to the disclosure of our opinion in the Registration Statement, the filing of this opinion as an exhibit to the Registration Statement and to the reference to our law firm in the Registration Statement.

Yours truly,

Paul E. Carey

PEC:ldw